Exhibit 4.69

2017-2019 Comprehensive Services Agreement

between

CHINA UNITED NETWORK COMMUNICATIONS GROUP

COMPANY LIMITED

and

CHINA UNITED NETWORK COMMUNICATIONS

CORPORATION LIMITED

November 25, 2016

-i-

The Comprehensive Service Agreement (hereinafter referred to as “the Agreement”) is signed by the following Parties on November 25, 2016 in Beijing, People’s Republic of China (hereinafter referred to as “China”):

(1)	Party A: China United Network Communications Group Company Limited (hereinafter referred to as “the Unicom Group”)

Address: 21 Financial Street, Xicheng District, Beijing

Legal Representative: WANG Xiaochu

(2)	Party B: China United Network Communications Corporation Limited (hereinafter referred to as “CUCL”)

Address: 21 Financial Street, Xicheng District, Beijing

Legal Representative: WANG Xiaochu

Each of the Parties to the Agreement is individually called “the Party” and collectively “the Parties”.

Whereas:

1.	Duly organized and validly existing under the laws of China, the Unicom Group is an integrated telecom service carrier with limited liability. Duly organized and validly existing under the laws of China, China United Network Communications Limited (hereinafter referred to as “the Unicom A Share Company”) is a company limited by shares and traded on the Shanghai Stock Exchange (hereinafter referred to as “the SHSE”) starting from October 9, 2002. The Unicom Group is the controlling shareholder of the Unicom A Share Company;

2.	The Unicom A Share Company exercises indirect share-holding of China Unicom (Hong Kong) Limited (hereinafter referred to as “the Unicom Red-chip Company”) through China Unicom (BVI) Limited (“the Unicom BVI Company”). Registered in the Hong Kong SAR, China (hereinafter referred to as “Hong Kong”), the Unicom Red-chip Company is a company limited by shares and traded on Hong Kong and the U. S. exchanges;

3.	CUCL is a foreign-invested company duly organized and validly existing under the laws of China, with the Unicom Red-chip Company holding 100% of its stake. CUCL mainly operates mobile telecommunications services nationwide, fixed communications services, data communication services, all kinds of value-added telecom services, domestic and international communications facility services, as well as system integration businesses related to communications and information services, etc.; and

4.	For the purpose of enabling the Unicom Red-chip Company and its subsidiaries to run telecom businesses and in conformity with the relevant provisions of the Shanghai Stock Exchange Listing Rules (hereinafter referred to as “the SHSE Rules”) applicable from time to time and the Hong Kong Stock Exchange Listing Rules (hereinafter referred to as “the HKSE Rules”) applicable from time to time, the Unicom Group and its subsidiaries (excluding the Unicom A Share Company and its subsidiaries) have established a series of arrangements with CUCL for continuing connected transactions (hereinafter referred to as the “Arrangement for Continuing Connected Transactions”). As per the SHSE Rules and the HKSE Rules, such continuing connected transactions shall be made public by the Unicom A Share Company and the Unicom Red-chip Company in conformity with their respective listing rules as applicable. The arrangements for the above continuing connected transactions will be valid for 3 years, starting from 1 January 2017 and ending on December 31, 2019.

As per the specific implementation of the relevant Arrangement for Continuing Connected Transactions, following joint research and discussions as well as based on equality and mutual benefit, the Parties have reached the following agreement:

1.	Basic Principles

1.1	The “Integrated Services” under the Agreement refers to certain services and facilities provided from one Party to the other Party or mutually provided between the Parties, with the receiving Party paying the associated costs (hereinafter referred to as “the Service Fee”) to the providing Party. Unless otherwise agreed to, the Parties have the right to allow its controlled subsidiaries (to be determined in light of the Corporate Accounting Standards as revised by Ministry of Finance from time to time) to provide or receive services as well as charge or pay for services as per the terms and conditions of the Agreement.

1.2	The services and/or facilities provided from any Party to the other Party as per the Agreement shall be regarded as paid transactions in the business exchanges between companies, where the providing Party has the right to charge a reasonable amount of fees for the service and/or facilities it provides pursuant to the fair market principle and the receiving Party shall fulfill the corresponding payment obligations.

1.3	The conditions and quality of services and/or facilities provided by either Party to the other Party shall not be any worse than those of the same or similar services and/or facilities it provides to any third party. While exercising rights or fulfilling obligations under the Agreement, the Parties shall comply with the principle of fair trade.

1.4	In case that either Party requires the other Party to increase the services and/or facilities provided under the Agreement, the other Party shall make its best efforts to provide the requested services and/or facilities, with conditions of such services and/or facilities no worse than those provided to any third party.

1.5	In case that the services and/or facilities under the Agreement cannot be provided in whole or in part by one Party not due to its own reasons, the Party in question shall promptly notify the other Party, and do its best to help the other Party to get the same or similar services and/or facilities from other sources.

1.6	The services and/or facilities provided under the Agreement shall comply with the purpose of usage as agreed upon by the Parties and the standards prescribed by the State.

1.7	For any losses inflicted upon the counter Party as a result of breach of the Agreement by any Party, the inflicting Party shall bear the corresponding liabilities to the other Party for the breach (including but not limited to direct and indirect losses inflicted upon the other Party for breach of the Agreement). However, the inflicting Party shall not be held liable for losses caused by force majeure.

1.8	While either Party is fulfilling its obligations under the Agreement, the other Party shall provide reasonable assistance where necessary.

1.9	Pursuant to the premise of Clause 1.3 of the Agreement and on condition that the charges from one Party do not exceed those from an independent third party, the Party that receives the services and/or facilities (hereinafter referred to as “the receiving Party”) agrees to opt for the counter Party as its preferred service provider.

1.10	If there is an independent third party within the jurisdiction of one Party where the services are provided, and the independent third party: (i) provides higher quality of services; or (ii) provides the same level of services but charges less; then the receiving Party has the right to terminate the services provided by the counter Party within the jurisdiction following a written notice to the counter Party, for which the receiving Party shall bear no liability.

2.	The Components of Integrated Services

2.1	The integrated services mutually provided between the Parties under the Agreement and the associated arrangements are set out in the following annexes:

Annex I: Lease of Telecommunication Resources (provided from Party A to Party B);

Annex II: Premises Leasing (mutually provided);

Annex III: Telecom Value-added Services (provided from Party A to Party B);

Annex IV: Materials Procurement (provided from Party A to Party B);

Annex V: Project Design and Construction (provided from Party A to Party B);

Annex VI: Auxiliary Telecommunication Services (provided from Party A to Party B);

Annex VII: Integrated Services (mutually provided);

Annex VIII: Shared Services (mutually provided);

Annex IX: Financial Services ( provided from Party B to Party ).

3.	Pricing Principle and Payment

3.1	The pricing principles and/or service fee under the Agreement are set out in the annexes to the Agreement.

3.2	Calculation of the exact amount of service fee under the Agreement is subject to the relevant Chinese accounting standards applicable from time to time.

3.3	In case that the Parties cannot agree upon the amount of service fee under the Agreement, they shall jointly submit the matter to the competent department for the latter to determine the level of fees with reference to the spirit and provisions of the Agreement and in accordance with price-related national policies and regulations. The decision of that department shall be deemed final and binding on the Parties.

3.4	As per the pricing principles and standards contained in the Agreement and the annex herewith, either Party shall pay the other Party in a timely fashion for the corresponding services it receives.

3.5	In case that either Party does not pay the service fee as agreed upon by the Parties in due course, then for each day exceeding the time limit, the defaulting Party shall pay the other Party a late fee of 0.05% of the amount overdue; in case that the time limit is exceeded by 60 days and above, the other Party may opt to terminate the corresponding services following a written notice to the defaulting Party. If the defaulting Party still does not pay the service fee 30 days after receipt of the notice, the receiving Party may declare termination of the corresponding services. However, the suspension or termination of such services shall not affect any prior rights or obligations of the Parties that have already occurred or arisen under the Agreement.

3.6	In October each year, the Parties shall carry out a review of the pricing standards and other terms for the next fiscal year in regard to the services and facilities provided as per the Agreement, for which a supplementary agreement is to be signed. If the Parties fail to reach a consensus prior to the above deadline in regard to the provisions of the supplementary agreement, then the pricing standards and relevant provisions for the current year shall apply in the next fiscal year before the Parties reach a consensus or the discrepancies between the Parties are duly addressed pursuant to Clause 3.3 of the Agreement.

4.	Validity

4.1	The Agreement is valid until December 31, 2019, with immediate effect the next day following satisfaction of the conditions contained in Clause 6 of the Agreement.

4.2	Unless Party B informs Party A via a written notice at least 60 days in advance, the Agreement shall be automatically renewed for another 3 years at the expiry of the Agreement or its extended period as long as the relevant laws, regulations or regulatory rules are applied.

5.	Representations, Warranties and Commitments

5.1	The Parties make the following representations, warranties and commitments to each other:

5.1.1	It has full power and authority (including but not limited to the approval, consent or permission from competent government departments) to sign the Agreement and its annexes;

5.1.2	The Agreement and its annexes are valid and binding upon signing and sealing in the manner provided in the Agreement, with compulsory execution permissible as per its terms;

5.1.3	Any provisions in the Agreement and its annexes are not in violation of the laws and regulations of China.

6.	Coming Into Force

The agreement shall come into force from the date appearing atop the main text of the Agreement subject to the review and approval by the General Meeting of Shareholders of the Unicom A Share Company and the Board of Directors of the Unicom Red-chip Company as well as signatures and seals by the Parties.

7.	Force Majeure

In the event that one Party cannot fulfill its obligations as per the agreed conditions contained in the Agreement and its annexes due to unforeseeable force majeure of which the occurrences and consequences are unavoidable and insuperable, the Party shall promptly inform the situation to the other Party, and present to the other Party within 15 days the details and valid documents supporting its inability to fulfill in whole or in part of its obligations under the Agreement and its annexes or listing the reasons for its delayed execution of such obligations. As per the magnitude of influence of force majeure on the execution of such obligations, the Parties shall decide whether to suspend, partially exempt or delay the execution of such obligations.

8.	Confidentiality

Unless otherwise provided for by laws or regulatory authorities or for the purpose of information disclosure by Party B to regulatory authorities, without written permission from the counter Party, neither Party shall provide or disclose any material or information relating to the businesses of the other Party to any company, enterprise, organization or individual.

9.	Non Waiver

Unless otherwise provided for by laws, failure by either Party to exercise or delay the exercise of its rights, power or privilege under the Agreement shall not be deemed as waiver of such rights, power or privilege, and the exercise of such rights, power or privilege in part shall not hinder future exercise of such rights, power or privilege.

10.	Notice

Any notice in relation to the Agreement shall be made in writing and delivered by hand, fax or post from one Party to the other Party. Notices shall be regarded as delivered when signed by the recipient (hand delivery), or when the sender’s fax machine displays “sent” (facsimile) or on the third working day in the wake of mailing (postal delivery, in which case the date shall be automatically extended when coinciding with statutory holidays). Notices shall take immediate effect upon delivery.

11.	Applicable Laws

Governed by the laws of China (for the purposes of the Agreement, except for the laws of Hong Kong, Macao and Taiwan, the same below), interpretation and implementation of the Agreement is also subject to the laws of China.

12.	Dispute Resolution

Except for the situation provided for in Clause 3.3 of the Agreement, all disputes arising out of implementation of the Agreement or relating to the Agreement shall be resolved through friendly consultations between the Parties. In case that no consensus is reached within thirty (30) days after one Party makes the request to resolve the dispute through consultations, either Party may submit the dispute to China International Economic and Trade Arbitration Commission (CIETAC), in which case three (3) arbitrators are required to resolve the dispute in Beijing by arbitration as per the then effective arbitration rules. With Chinese as the arbitration language, the arbitration award shall be final and binding on the Parties. Unless otherwise provided by the arbitral tribunal, the arbitration costs shall be borne by the losing Party.

13.	Other

13.1	Once the Agreement enters into force, the original arrangement of continuing connected transactions shall be terminated on December 31, 2016.

13.2	Annex I to Annex VIII of the Agreement forms an integral part of the Agreement and bears the same effect as the main text of the Agreement. In case that the text of the annexes is inconsistent with that of the main text of the Agreement, the text of the annexes shall prevail.

13.3	As agreed by the Parties, the Parties may opt to amend or supplement the Agreement and its annexes. All amendments or supplements shall enter into force following signatures and seals by special seal for contractual by legal representatives or authorized representatives of the Parties.

13.4	The Agreement is severable, i.e., if any provision of the Agreement or its annexes is determined as illegal or unenforceable, the effectiveness and implementation of other provisions of the Agreement and its annexes shall not be affected accordingly.

13.5	The Agreement is made in four original copies, with each Party holding two copies and all the four copies bearing the same legal effect.

Annex I: Lease of Telecommunication Resources

1.	Lease of Telecommunication Resources

The two Parties agree that Party B leases Party A’s international telecommunications channel gateways (including international submarine cable landing stations, international land cable entry points, landing stations or entry extension terminal stations, as well as international satellite earth stations), international telecommunications service gateways (including international voice exchanges, the STPs, international ATM/FR nodes, international transmission/DDN, international nodes for IP networks and international internet gateways (IIGs)), the international submarine cable capacity, international land cables and other international telecommunications resources (the “International Telecommunications Resources”), as well as other telecommunications facilities owned by Party A but needed by Party B in its service operations (“Telecommunications Resources and Facilities”).

2.	Contents of the Lease of Telecommunications Resources and Facilities

2.1	Party B leases international telecommunications resources owned by Party A.

2.2	Party B leases other telecommunications resources and facilities owned by Party A.

2.3	The two Parties shall make adjustments where necessary to the scope, type and quantity of telecommunications resources and facilities at any time. Such adjustments shall be confirmed once a year.

3.	Obligations

3.1	Party B shall be responsible for maintaining the leased international telecommunications resources at its own expense in accordance with relevant regulations and specifications.

3.2	The two Parties shall determine through consultation which Party is to undertake the maintenance in part or in full for the telecommunications facilities, in which case the relevant costs shall be borne by Party B (unless otherwise agreed by the two Parties); if Party A undertakes the maintenance in part or in full for the telecommunications facilities, Party B shall make compensations to Party A for the costs arising therefrom.

3.3	Party B shall make proper use of the leased telecommunications resources and facilities. In the validity of this annex and to the extent permitted by the laws where applicable, Party B shall be entitled to lease the telecommunications resources and facilities to any of the third parties as part of its normal Network Elements (NE) lease services, for which the rates shall be based on relevant state regulations and the principles of equality and fairness.

3.4	If Party B deems it necessary to suspend the telecommunications resources and facilities for the sake of maintenance and other reasons, a prior notice shall be issued to Party A within a reasonable period of time.

4.	Quality Assurance

4.1	Party A shall ensure that the quality of its leasing telecommunications resources and facilities are in line with national standards and regulations.

4.2	Party B shall ensure that its telecommunications equipment connected to the telecommunications resources and facilities is in line with the quality standards and technical requirements provided by the competent national authorities.

5.	Fees and Payment

5.1	The rental fees payable by Party B for the leased resources and facilities equals to the annual depreciation amount of the communication resources and facilities, and shall not be higher than the market price.

5.2	Within three months after the end of each calendar year, the two Parties shall carry out a review of the rental fee of the telecommunications resources and facilities (if necessary) provided pursuant to this annex. Adjustments shall be made in the next year with regard to the rental fee errors (if any) identified in the review process.

5.3	The expenses to be paid under Clause 3.2 of this annex shall be determined with reference to the market price. In case that no market price is available, the price shall be worked out by the two Parties through negotiation. However, the price shall be negotiated on a “reasonable cost plus reasonable profit” basis, and the “reasonable cost” means the cost to be determined by the two Parties through negotiation.

5.4	At the time of determining the price standard or reasonable profit, the management shall, to the extent practicable, refer to the rate of profit of at least two comparable transactions with the independent third party during the same period or profit of related industries.

5.5	Within ten working days following the end of each quarter, Party B shall provide to Party A a list of rental charges of the previous quarter, as well as a list of the charges and fees provided pursuant to aforementioned Clause 5.3 of this annex. Meanwhile, Party B shall pay Party A the balance of rental charges after deduction of the relevant charges provided pursuant to Clause 5.3 hereinbefore. After the receipt of the payment, Party A shall issue a statement of payment to Party B. Where dispute arises, adjustments shall be made in the next quarter upon confirmation by the two Parties.

5.6	The two Parties shall pay rental charges and fees in light of the articles heretofore. In the event of overdue payment, a penalty charge of 0.05% of the amount due will be imposed on the Party owing the payment for each day (1 day) of outstanding payment.

6.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for the communications resources and facilities leased by Party A to Party B shall be RMB 600 million.

Annex II: Premises Leasing

1.	Scope and Purposes of Leasing

1.1	Party A and Party B agree to lease premises and related attached equipment owned respectively by their branches, subsidiaries, affiliated companies or holding enterprises or units (“subsidiary companies”) to each other for the purpose of production and operation. Both Parties confirm that subsidiary companies hereinbefore have agreed to entrust Party A and Party B with the rights to lease the premises under this annex.

Party A agrees to lease its own premises and related attached equipment under this annex (“Party A’s Premises”) to Party B; Party B agrees to rent Party A’s Premises and pay the consideration accordingly. Meanwhile, Party B agrees to lease its own premises and related attached equipment under this annex (“Party B’s Premises”) to Party A; Party A agrees to rent Party B’s Premises and pay the consideration accordingly.

1.2	Party A and Party B agree that the premises leased from each other are to be used for business operation in accordance with the law within the scope permitted. One Party may sub-lease the other Party’s premises to the third parties upon the written permission of the other Party herein. However, the sub-lessee shall still bear the responsibilities and obligations hereunder for the leased premises.

2.	Lease Term

2.1	The lease term of the premises under the annex shall be determined by the two Parties in accordance with the specific leasing circumstances of each leased premise, but shall be subject to the provisions of Clause 2.2 of this annex.

2.2	If the Lessee commits one of the acts described hereinafter, the Lessor is entitled to terminate the lease of the premises under this annex:

(1)	The Lessee subleases or lends the Lessor’s premises to other parties without the Lessor’s consent (excluding subleasing or lending to the affiliated companies or associated companies of the Lessee);

(2)	The Lessee breaches the agreed articles of lease purposes, or uses the Lessor’s premises to carry out unlawful or illegal activities and infringes upon the interests of the public.

2.3	On the expiry of this annex, if the Lessee does not exercise the right to renew the lease according to this annex, but is unable to actually return the rental premises to the Lessor due to business operation, the Lessor shall extend, as appropriate, the lease term, and shall be entitled to charge the Lessee for the extended rent. The specific amount shall be determined by the Lessee and the Lessor through consultation.

3.	Rents and Payment

3.1	The Parties agree on rental fees of premises and related ancillary equipment mutually leased by both Parties based on the market price. If the market price is not available or cannot be determined, the rental fees shall be determined through the Parties’ negotiation.

(1)	The market price refers to the market price or charging standard for an independent third party to provide the same or similar assets or services under the normal commercial terms.

(2)	The negotiated price is the price determined in accordance with the reasonable cost plus the tax and reasonable profit of the lease.

(3)	At the time of determining the price standard or reasonable profit, the management shall, to the extent practicable, refer to the rate of profit of at least two comparable transactions with the independent third party during the same period or profit of related industries.

3.2	Party A and Party B agree that the leasing of each Party’s specific premises may be stipulated in separate implementation documents otherwise signed in order to provide the applicable terms and conditions. However, the implementation documents shall be in line with the principles, guidelines, terms and conditions provided by this annex.

3.3	A review of the rent provided in this Article hereto shall be carried out once a year, and whether adjustments are needed as well as the specific rental prices after adjustments shall be determined by both Parties through consultations. Only the adjusted rent shall be no higher than the market price.

3.4	The rent shall be settled on a quarterly basis, and the settlement date shall be the last day of each quarter. Should the last day be Saturday, Sunday or public holiday, the settlement date shall be postponed to the first working day after the end of holidays.

3.5	All administrative fees and other fees arising from the lease of Party A and Party B’s premises charged by the state and local government shall be borne by the Lessor, unless otherwise expressly stipulated in this annex.

3.6	The Lessee shall pay the rent to the Lessor in light of the Article hereof. In the event of overdue payment, a penalty charge of 0.05% of the amount due will be charged by the Lessor for each day (1 calendar day, similarly hereinafter) of outstanding payment.

4.	Repairing and Refurbishment during Lease Term.

The Lessor shall undertake the obligations of repairing and refurbishing the premises during the lease term and bear the costs arising therefrom. Unless otherwise provided by this annex, the Lessee shall consult the Lessor and both Parties shall reach written agreements before carrying out any necessary decoration construction in the leased premises, such as transformation of the main structure of the premise. However, the Lessor shall not reject or delay the Lessee’s request for the transformation of the main structure of the premise without reasonable grounds. With the main structure of the premises remaining untouched, the Lessee can make alteration and addition at its own expenses without informing the Lessor or obtaining its consent. The additions or values arising from the decoration, alteration or addition made by the Lessee or the Lessor during the lease term shall belong to the Lessor.

5.	Change of Lessor

5.1	In the event that the Lessor transfers the ownership of its rental premises to the third parties, this annex shall remain valid for the new owner of the premises.

5.2	The Lessor shall inform the Lessee three months prior to the transfer of the ownership of the leased premises. Under the same terms the Lessee has the right of preemption to the Premises.

6.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for the premises leased by Party A to Party B shall be RMB 2.5 billion, and those for the premises leased by Party B to Party A shall be RMB 100 million.

Annex III: Telecom Value-added Services

1.	General Description of Service Contents

Party A (or its holding subsidiaries) as a Provider offers various value-added services to Party B’s subscribers through all kinds of telecommunications networks and data platforms.

2.	Settlement

2.1	The actual cash income generated by value-added services provided by Party A to Party B under this annex, shall be settle by the branches of Party A and Party B according to the average proportion of amount paid by Party B to other provider of value-added telecom services content providers (CP/SP) independent from Party B in the market in the same area.

2.2	Settlement shall be based on Party B’s billing information.

2.3	Both Parties agree that the settlement should be made once a month directly by each Party’s relevant subordinated bodies in light of the settlement principles provided by this annex.

3.	Obligations

3.1	Where the services under this annex may be affected due to one Party’s network construction (including but not limited to capacity expansion or renovation), the Party carrying out the construction work shall inform the other Party six months in advance.

3.2	Both Parties shall conduct network maintenance in line with related regulations provided by competent national telecommunications authorities at any time so as to guarantee the normal operation of the whole network.

3.3	Without the consent of the other Party, neither Party shall suspend the telecommunications generated from services under this annex. Where telecommunications were suspended or severely impeded, both Parties shall take effective measures immediately to recover the telecommunications service.

4.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for various value-added services provided by Party A to Party B shall be RMB 500 million.

Annex IV: Materials Procurement

1.	Scope of Materials Procurement Services

1.1	Materials procurement service items provided by Party A to Party B under this annex include but not limited to:

(1)	Procurement of imported telecom materials;

(2)	Procurement of domestic telecom materials;

(3)	Procurement of domestic non-telecom materials.

Abovementioned procurement services also include management of bidding and tendering, review of technical specifications, installation, inquiry, and agent services.

1.2	The proprietary materials sold by Party A directly to Party B mainly include cables, modems and so on.

1.3	Party A also provides Party B with storage, transportation and other services related to material procurement services and direct materials procurement.

2.	Service Fees and Payment

2.1	Party B shall pay service fees to Party A for purchasing equipment:

(1)	The pricing and/or charging standard of the commission on the domestic material procurement services under this annex shall not exceed 3% of the material procurement contract amount.

(2)	The pricing and/or charging standard of the commission on the imported material procurement services under this annex shall not exceed 1% of the material procurement contract amount.

(3)	Pricing standards for Party B to sell proprietary materials under this annex, and the pricing standards and/or charging standard of commissions for storage and transportation services related to the procurement services and direct procurement pricing shall be determined based on the market price. If the market price is not available or cannot be determined, the rental fees shall be determined by the negotiated price.

(A)	Market price refers to the market price or charging standard for the third party to provide the same or similar assets or services under the normal commercial terms.

(B)	Negotiated price refers to the price determined in accordance with the reasonable cost of sales plus tax and reasonable profits.

(C)	At the time of determining the price standard or reasonable profit, the management shall, to the extent practicable, refer to the rate of profit of at least two comparable transactions with the independent third party during the same period or profit of related industries.

2.2	Party B agrees to pay service fees to Party A each month.

In the event of overdue payment, Party B shall pay Party A a penalty at the rate of 0.05% of the amount overdue for each day (1 day).

3.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for the materials procurement services provided by Party A to Party B shall be RMB 1 billion.

Annex V: Project Design and Construction

1.	Main contents under this annex

Party A shall provide the following services for Party B in terms of project design and construction:

1.1	Project design, including:

Planning and design, project investigation and survey, communication circuit engineering (including pipeline projects, fiber and cable projects, and overhead pole line projects), communication equipment projects (including phone switching project, transmission projects, data and multimedia projects, communication power and air-conditioning projects, microwave communication projects and technical support system projects) and corporate communication projects;

1.2	Project construction, including:

Communication equipment, communication lines, communication power (including air conditioners for communication), communication pipelines and technical business support system;

1.3	Project supervision

1.4	IT services, including:

Office automation, software testing, network upgrading, R&D of new services and support systems.

2.	Pricing principles

2.1	The pricing and / or charging standards for engineering design and construction services under this annex shall be determined by reference to the market price, except as provided for in the second paragraph of this article. Market price is the market price or charge standard for the third party to provide the same or similar products or services under the normal commercial terms. When determining the price standard, the management shall, to the extent practicable, refer to at least two comparable transactions with the independent third party.

2.2	Licensee shall, through the tender to determine the specific service provider of the engineering design and construction. The provider shall have the qualifications and conditions of not less than the independent third party, and in an equal position with the independent third party to participate in the bidding process. In this case, the price should be determined according to the bidding procedure.

3.	Service payments

3.1	Party B shall pay Party A or Party A’s fiduciaries service fees for services received in a timely manner in accordance with the pricing and charging standards defined in this annex, the supplementary agreements of this annex (if any) and the implementation documents.

3.2	If Party B fails to pay the relevant service fees as scheduled according to the provisions in this annex, the supplementary agreements of this annex (if any) and the implementation documents, Party B shall pay Party A 0.05% of the overdue amount as fine for delaying payment every one (1) day (calendar day, hereinafter inclusive); if the payment is deferred for sixty (60) days, Party A may inform Party B in written form of the suspension of the service; if Party B fails to pay the relevant service fees within thirty (30) days upon the receipt of the written notification, Party A may declare the termination of the relevant services. However, the suspension or termination of the services will not affect the rights and obligations underway between the two Parties under this annex.

4.	Priority

4.1	Unless otherwise provided, for the same service, if the clauses and conditions provided by independent third party for Party B are not superior to those provided by Party A, Party B shall give priority to Party A.

4.2	Party A shall make commitment to Party B that the conditions Party A provides for the third party will not be superior to that provided to Party B concerning the same or similar services under this annex.

4.3	Party A has rights to provide services for the third party under the circumstances that services provided by Party A for Party B under this annex will not be affected.

5.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for the project design and construction services provided by Party A to Party B shall be RMB 6.5 billion.

Annex VI: Auxiliary Telecommunication Services

1.	Main contents

The auxiliary telecom services provided by Party A for Party B under this annex include: the provision of the auxiliary telecom services including pre-sale, sale and after-sale of various communication services, such as installation, disassembly, transfer and repair of customers’ communication equipment, agential sales of certain communication products, bills printing and mailing, collecting telephone charges, making telephone cards and developing new customers; market and customers information collection and feedback; maintenance of auxiliary equipment of communication bureaus or rooms (such as air conditioners and firefighting equipment) and telephone booths.

2.	Pricing principles

2.1	The pricing and / or charging standards of the Auxiliary Telecommunication Services under this annex shall be determined on the basis of the market price.

(1)	Market price is the market price or charge standard for the third party to provide the same or similar assets or services under the normal commercial terms.

(2)	The negotiated price refers to the price determined at reasonable cost plus sales tax and reasonable profit.

(3)	At the time of determining the price standard or reasonable profit, the management shall, to the extent practicable, refer to the rate of profit of at least two comparable transactions with the independent third party during the same period or profit of related industries.

2.2	The specific amount of service fees under this annex shall be calculated pursuant to the relevant accounting principles in China (if applicable).

2.3	Party A and Party B shall examine and verify (if necessary) every service and facility provided under this annex and the pricing standards set for the next accounting year before December 31 of every year.

2.4	Party A and Party B are expected to sign specific implementation documents as needed concerning the services provided. The implementation documents shall specify the services required by Party B and the binding principles, criteria and clauses and conditions under this annex.

3.	Service payments

3.1	Party B shall pay Party A or Party A’s fiduciaries for service fees in a timely manner in accordance with the pricing and charging standards defined in this annex, the supplementary agreements of this annex (if any) and the implementation documents.

3.2	If Party B fails to pay the relevant service fees as scheduled according to the provisions in this annex, the supplementary agreements of this annex (if any) and the implementation documents, Party B shall pay Party A 0.05% of the overdue amount as fine for delaying payment every one (1) day (calendar day, hereinafter inclusive); if the payment is deferred for sixty (60) days, Party A may inform Party B in written form of the suspension of the service; if Party B fails to pay the relevant service fees within thirty (30) days upon the receipt of the written notification, Party A may declare the termination of the relevant services. However, the suspension or termination of the services will not affect the rights and obligations underway between the two Parties under this annex.

4.	Priority

4.1	For the same service, if the clauses and conditions provided by independent third party for Party B are not superior to those provided by Party A, Party B shall give priority to Party A.

4.2	Party A shall make commitment to Party B that the conditions that Party A provide for the third party will not be superior to those provided to Party B concerning the same or similar services under this annex.

4.3	Party A has rights to provide services for the third party under the circumstances that services provided by Party A for Party B under this annex will not be affected.

5.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for the auxiliary telecommunication services provided by Party A to Party B shall be RMB 4.5 billion.

Annex VII: Integrated Services

1.	Main contents

Party A and Party B agree to provide or receive the services from each other in accordance with the clauses and conditions under this annex, including catering service, equipment leasing (except the facilities/equipment covered by the Framework Agreement on Leasing of Communication Resources), vehicle service, medical care, labor service, security, hotel service, meeting service, gardening (afforestation), decoration, products sale, infrastructure agents, equipment maintenance, market development, technical support, R&D, cleaning service, parking service, employment training, warehousing (such as storage of telecom equipment, including parts and circuits), advertisements (such as those made by Party B and published on the media of Party A) and publication/printing, property management and ICT services (including support services such as construction and installation, system integration service, software development, products sales and agency service, operation and maintenance service and consultancy service).

2.	Pricing principles

2.1	The pricing and / or charging standards of the Integrated Services under this annex shall be determined on the basis of the market price.

(1)	Market price is the market price or charge standard for the third party to provide the same or similar assets or services under the normal commercial terms.

(2)	The negotiated price refers to the price determined at reasonable cost plus sales tax and reasonable profit.

(3)	At the time of determining the price standard or reasonable profit, the management shall, to the extent practicable, refer to the rate of profit of at least two comparable transactions with the independent third party during the same period or profit of related industries.

2.2	The specific amount of service fees under this annex shall be calculated pursuant to the relevant accounting principles in China (if applicable).

2.3	Party A and Party B shall examine and verify (if necessary) every service and facility provided under this annex and the pricing standards set for the next accounting year before December 31 of every year.

2.4	Party A and Party B are expected to sign specific implementation documents as needed concerning the services provided. The implementation documents shall specify the services required by Party B and the binding principles, criteria and clauses and conditions under this annex.

3.	Service payments

3.1	The service receiving Party shall pay Party A or Party A’s fiduciaries for service fees in a timely manner in accordance with the pricing and charging standards defined in this annex, the supplementary agreements of this annex (if any) and the implementation documents.

3.2	If the service receiving Party fails to pay the relevant service fees as scheduled according to the provisions in this annex, the supplementary agreements of this annex (if any) and the implementation documents, Party B shall pay Party A 0.05% of the overdue amount as fine for delaying payment every one (1) day (calendar day, hereinafter inclusive); if the payment is deferred for sixty (60) days, Party A may inform Party B in written form of the suspension of the service; if Party B fails to pay the relevant service fees within thirty (30) days upon the receipt of the written notification, Party A may declare the termination of the relevant services. However, the suspension or termination of the services will not affect the rights and obligations underway between the two Parties under this annex.

4.	Priority

4.1	For the same service, if the terms and conditions of the independent third party are not superior to the terms and conditions proposed by the other Party, the Party may give priority to the other Party.

4.2	The Parties undertake that the conditions of the same or similar service provided to the third party will not be superior to that provided to the other Party.

4.3	A party shall have the right to provide services to the third party only if it does not affect the service provided to the other Party in accordance with this annex.

5.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for the integrated services provided by Party A to Party B shall be RMB 3.5 billion, and those for the integrated services provided by Party B to Party A shall be RMB 400 million.

Annex VIII: Shared Services

1.	Contents of services

Party A and Party B agree to provide or receive relevant services from each other based on the clauses and conditions agreed upon under this annex, including (but not limited to): (1) the headquarter HR service provided by Party B for Party A; (2) the services of business support center (BSC) provided by the two Parties for each other and the hosting service related to the services in the Article 1 (1) and (2) provided by Party B for Party A; (3) other shared services such as sites and the headquarters’ listed service provided by Party A for Party B.

2.	Headquarter HR service

The HR services offered by Party B for Party A include shared service of administrative personnel and business operational management personnel at the headquarter and the hosting management of Party A’s businesses, finance and personnel.

3.	BSC Services

3.1	BSC services provided by Party B for Party A include:

(1)	Collecting the data on international communication services, billing and generation of the monthly account and account checking and settlement with overseas operators;

(2)	Collecting and distributing the roaming data about the whole network-based services, including but not limited to the smart network (such as 300 and 800), IP cards, PHS SMS and generation the inter-province roaming statement of accounting;

(3)	Settlement with other domestic operators or settlement entities for the whole network;

(4)	Intra-network settlement;

(5)	Providing statistical reports on business data for the associated units of Party A;

3.2	BSC services provided by Party A for Party B include:

(1)	Producing and issuing telephone cards and IC cards on the backbone smart networks of Party A (hereinafter referred to as telecommunication cards), including identifying qualifications of, evaluating and managing card providers and relevant raw materials providers; organizing the bidding among card providers and signing of framework agreement on telecommunication cards procurement; overseeing the contracts execution by manufacturers and provincial companies; formulating the annual theme plan of telecommunication cards; according to the theme plan, organizing the subscription and production of telecom cards by provincial companies; signing, executing the contracts on code cards of Party A and organizing their production.

(2)	Managing telecom cards service, including development of the regulations on production of telecom cards and graphic design; gathering statistical data on cards business for operational analysis.

3.3	Obligations of the Parties

(1)	Party B is obligated to complete the international settlement, inter-network settlement and inter-province settlement of all services in a timely and accurate manner pursuant to the rules about international settlement, inter-network settlement and inter-province settlement introduced by the competent agency of communication industry of the State Council and report to Party A as required.

(2)	Party A is obligated to complete the design, production and management of the valued cards according to the required time limit, quantity and quality, which are agreed upon between the two Parties.

(3)	Party A shall meet and complete other business demands presented by Party B on time based on the business system and network capabilities.

4.	Use of site

4.1	Purpose of site use

(1)	Party A agrees to provide its site, No. 21 office building located at the Financial Street, Xicheng District, Beijing (including air conditioners, power supply, utilities equipment and other relevant auxiliary facilities within), for Party B according to Party B’s demand.

(2)	Party B takes the above-mentioned site as its main working place.

4.2	Commitment and guarantee.

Party A guarantees that it has right to provide the above-mentioned site for use (including air conditioners, power supply, utilities equipment and other relevant auxiliary facilities within) for Party B. If any third party, in any condition and for any reason, takes objection to Party A’s ownership and/or right of use with the above-mentioned site or assets, and hence Party B’s rights under this annex cannot be fulfilled or are subject to any harm, Party A agrees to undertake and pay all the losses incurred to Party B. Party A promises to provide Party B’s auditors with the accounting records about Party A and its associated personnel concerning the connected transaction.

5.	Other shared services listed by the headquarter

Party A provides Party B with other shared services listed by the headquarter, such as advertisements, publicity, R&D, business reception, maintenance and repair as well as property management.

6.	Cost sharing of shared services

Party A and Party B agree that costs incurred by the HR service provided for Party A from Party B, BSC services provided for each other, and sites and other shared services listed by the headquarter (including depreciation of equipment and assets added for the shared service under this agreement and the actual rental fee, property management fee and labor cost) will be shared between the two Parties based on each other’s ratio of total assets (among which, Party A’s total assets exclude those of its overseas subsidiaries and listed companies, the sharing ratio will be decided upon consultation after the two Parties offer total assets listed the their financial statements to each other and will be adjusted every year based on the change of the two Parties’ total assets ). The specific settlements will be jointly worked out by the two Parties.

7.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for the shared services provided by Party A to Party B shall be RMB 500 million, and those for the shared services provided by Party B to Party A shall be RMB 100 million.

Annex IX: Financial Services

1.	Main contents

The financial services provided by Party B or any of its subsidiaries under this annex shall include:

1.1	Deposit services;

1.2	Loans and other credit services, including loans, finance leases, bills discounting, guarantees, etc..

1.3	Other financial services, including settlement services, bill acceptance, entrusted loans, credit verification, financial advisory, consulting and agency services, approved by the insurance agency services, other services which may be engaged by the financial services provider under this annex as approved by the CBRC.

2.	Pricing principles

2.1	On deposit

The deposit interest rate charged by Party B or its subsidiary party to Party A should not be higher than the upper limit imposed by the People’s Bank of China on the interest rate of deposit in the same type, and not higher than the interest rate of the same type of deposits charged to other customers of Party B or its subsidiaries and not higher than the interest rate charged by the general commercial banks providing similar type of deposit to Party A.

2.2	On loans

The loan interest rate should follow the standard rates specified by the People’s Bank of China, and not be less than the interest rate of the same type of loans charged to other customers of Party B or its subsidiaries and not lower than the interest rate charged by the general commercial banks providing similar type of load to Party A.

2.3	Other financial services

The fees charged by Party B or its subsidiaries to provide financial services to Party A shall be subject to the relevant provisions of the People’s Bank of China or the banking regulatory commission. If there are no relevant provisions, the service fee shall be determined by a fair agreement between the two Parties on the basis of the fees charged for the same kind of financial services on the market.

2.4	Party A and Party B or its subsidiaries will enter into implementation document regarding the providing of relevant services based on its demand from time to time; the implementation document should contain specific services needed by Party A at the time, and specify the binding principles, standards and terms and conditions under this annex.

3.	Service payments

3.1	Party A shall be in accordance with the supplementary agreement of this annex, this annex (if any), pricing and charging standards implementation document, make payment in a timely manner for the service charges of the service received from Party B or its subsidiary.

3.2	If Party A fails to pay related fees as scheduled in accordance with the supplementary agreement of this annex, this annex (if any), and the implementation document, Party B or its subsidiaries may charge Party A fines according to the standard imposed by the People’s Bank of China or the CBRC; if the payment is deferred for sixty (60) days, Party A may inform Party B in written form of the suspension of the service; if Party B fails to pay the relevant service fees within thirty (30) days upon the receipt of the written notification, Party A may declare the termination of the relevant services. However, the suspension or termination of the services will not affect the rights and obligations underway between the two Parties under this annex .

4.	Transaction Caps

In 2017, 2018 and 2019, the transaction caps for the financial services provided by Party A to Party B shall be as follows:

Daily deposits (including interest) shall not exceed RMB 8.2 billion;

Daily loan balance (including interest) and other daily credit service balance shall not exceed RMB 6.3 billion, of which daily guarantee balance shall not exceed RMB 100 million;

The service fee charged for other financial services shall not exceed RMB 100 million.